Exhibit 99.12

DHX Media Ltd.

Consolidated Financial Statements

June 30, 2014 and 2013

(expressed in thousands of Canadian dollars)

September 24, 2014

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Audit Committee of the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s consolidated financial statements and recommends their approval by the Board of Directors.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The consolidated financial statements include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

PricewaterhouseCoopers LLP, appointed as the Company’s auditors by the shareholders, has audited these consolidated financial statements and their report follows.

(signed) “Dana Landry”	(signed) “Keith Abriel”
Chief Executive Officer	Chief Financial Officer
Halifax, Nova Scotia	Halifax, Nova Scotia

September 24, 2014

Independent Auditor’s Report

To the Shareholders of

DHX Media Ltd.

We have audited the accompanying consolidated financial statements of DHX Media Ltd. and its subsidiaries, which comprise the consolidated balance sheets as at June 30, 2014 and June 30, 2013 and the consolidated statements of changes in equity, income, comprehensive income (loss) and cash flows for the years then ended and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DHX Media Ltd. and its subsidiaries as at June 30, 2014 and June 30, 2013 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) “PricewaterhouseCoopers LLP”

Chartered Accountants

DHX Media Ltd.
Consolidated Balance Sheets
As at June 30, 2014 and June 30, 2013

(expressed in thousands of Canadian dollars)

	June 30,	June 30,
	2014	2013
	$	$
Assets

Current assets

Cash	26,679	12,640
Restricted cash	32	1,278
Amounts receivable (note 6)	90,515	72,849
Prepaid expenses and deposits	4,778	2,763
Investment in film and television programs (note 7)	146,631	116,994

	268,635	206,524

Long-term amounts receivable (note 6)	5,774	3,177
Deferred financing fees	603	684
Property and equipment (note 8)	11,515	4,924
Long-term investment	230	330
Intangible assets (note 9)	33,990	27,956
Goodwill (note 10)	103,483	81,840

	424,230	325,435
Liabilities

Current liabilities

Bank indebtedness (note 11)	4,930	5,000
Accounts payable and accrued liabilities (note 12)	61,774	45,932
Deferred revenue	15,603	19,753
Other liability	–	445
Interim production financing (note 11)	35,955	37,676
Current portion of long-term debt and obligations under finance leases (note 11)	8,526	3,977

	126,788	112,783

Long-term debt and obligations under finance leases (note 11)	61,918	45,466
Long-term deferred revenue	1,141	707
Deferred income taxes (note 15)	11,034	3,604

	200,881	162,560

Shareholders’ Equity	223,349	162,875

	424,230	325,435
Commitments and contingencies (note 19)

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Consolidated Statements of Changes in Equity
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars)

					Accumulated
		Share			other
	Common	purchase		Contributed	comprehensive	Retained
	shares	financing	Warrants	surplus	income (loss)	earnings	Total
	$	$	$	$	$	$	$
					(note 24)
Balance - June 30, 2012	65,841	(85)	–	11,102	232	1,810	78,900

Net income for the year	–	–	–	–	–	1,860	1,860
Other comprehensive loss for the year	–	–	–	–	(3,032)	–	(3,032)
Comprehensive income (loss) for the year	–	–	–	–	(3,032)	1,860	(1,172)
Shares issued pursuant to the employee share purchase plan (“ESPP”)	32	–	–	–	–	–	32
Shares cancelled pursuant to an employee loan forgiven	(50)	50	–	–	–	–	–
Issued for cash consideration, net of costs and tax effect	17,616	–	–	–	–	–	17,616
Shares issued for the Cookie Jar acquisition (note 5)	67,403	–	–	–	–	–	67,403
Repayment of share purchase financing	–	2	–	–	–	–	2
Warrant expense	–	–	390	–	–	–	390
Interest received on share purchase financing	–	1	–	–	–	–	1
Compensation expense on share purchase financing	–	32	–	–	–	–	32
Share-based compensation	–	–	–	925	–	–	925
Dividends paid	–	–	–	–	–	(1,535)	(1,535)
Stock options exercised	433	–	–	(152)	–	–	281

Balance - June 30, 2013	151,275	–	390	11,875	(2,800)	2,135	162,875

Net income for the year	–	–	–	–	–	7,811	7,811
Other comprehensive income for the year	–	–	–	–	1,597	–	1,597
Comprehensive income for the year	–	–	–	–	1,597	7,811	9,408
Shares issued pursuant to the ESPP	76	–	–	–	–	–	76
Issued for cash consideration, net of costs and tax effect	37,495	–	–	–	–	–	37,495
Shares issued for the Epitome acquisition (note 5)	14,139	–	–	–	–	–	14,139
Warrants exercised	1,175	–	(390)	–	–	–	785
Share-based compensation	–	–	–	1,588	–	–	1,588
Dividends paid and reinvested	122	–	–	–	–	(5,107)	(4,985)
Stock options exercised	2,945	–	–	(977)	–	–	1,968

Balance - June 30, 2014	207,227	–	–	12,486	(1,203)	4,839	223,349

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Consolidated Statements of Income
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

	2014	2013
	$	$

Revenues (note 23)	116,131	97,263

Expenses (income)
Direct production costs and expense of film and television produced and acquired library	55,531	51,430
Acquisition costs	3,258	1,696
Amortization of property and equipment and intangible assets	5,915	4,583
Development expenses and other	1,982	3,055
Write-down of investment in film and television programs	984	608
Selling, general and administrative	34,283	31,886
Share of loss of associates	–	172
Realized gain on disposals of short-term investment and property and equipment	–	(1,419)
Finance expense, net (note 16)	2,242	1,948

	104,195	93,959

Income before income taxes	11,936	3,304

Provision for (recovery of) income taxes
Current income taxes (note 15)	2,859	1,468
Deferred income taxes (note 15)	1,266	(24)
	4,125	1,444

Net income for the years	7,811	1,860
Basic earnings per common share (note 21)	0.07	0.02
Diluted earnings per common share (note 21)	0.07	0.02

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Consolidated Statements of Comprehensive Income (Loss)
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars)

	2014	2013
	$	$

Net income for the years	7,811	1,860

Other comprehensive income (loss)

Items that will be subsequently reclassified to the statement of income
Cumulative translation adjustment	1,597	(2,926)
Realized loss on available-for-sale investments, net of tax	–	29
Changes in fair value of available-for-sale investments, net of tax	–	(135)

Other comprehensive income (loss) for the years	1,597	(3,032)

Comprehensive income (loss) for the years	9,408	(1,172)

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Consolidated Statements of Cash Flows
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars)

	2014	2013
	$	$
Cash provided by (used in)

Operating activities
Net income for the years	7,811	1,860
Charges (credits) to income not involving cash
Amortization of property and equipment	2,091	1,937
Amortization of intangible assets	3,824	2,646
Unrealized foreign exchange (gain) loss	(4,082)	2,905
Finance fee expense	840	484
Write-down of investment in film and television programs	984	608
Realized gain on sale of property and equipment and sale of short-term investment	–	(1,419)
Unrealized loss on long-term investments	100	–
Share of loss of associates	–	172
Share-based compensation and warrants expense	1,588	1,347
Interest on promissory notes	–	1
Deferred tax expense (recovery)	1,266	(24)
	14,422	10,517

Net investment in film and television programs	(2,909)	(9,652)
Net change in non-cash balances related to operations (note 22)	(5,328)	(12,275)

Cash provided by (used in) operating activities	6,185	(11,410)

Financing activities
Proceeds from issuance of common shares, net of issuance costs	36,588	16,745
Dividends paid	(4,985)	(1,535)
Proceeds from issuance of common shares related to ESPP and options and warrants exercised	2,829	314
Proceeds from repayment of employee share purchase loan	–	2
Deferred financing fees	(160)	(794)
Proceeds from (repayment of) bank indebtedness	(70)	2,335
Drawdown (repayment) of interim production financing	(8,483)	9,608
Proceeds from long-term debt	24,190	47,918
Decrease (increase) in restricted cash	1,246	(1,278)
Repayment of other liabilities	(445)	(874)
Repayment of shareholder debt assumed on acquisition	–	(8,665)
Repayment of long-term debt and obligations under capital leases	(7,454)	(64,695)

Cash provided by (used in) financing activities	43,256	(919)

Investing activities
Business acquisitions – cash paid, net of cash acquired	(32,952)	(2,191)
Proceeds on sale of long-term investment	–	1,352
Proceeds on sale of property and equipment, net	–	5,214
Proceeds on disposal of short-term investments	–	3,294
Acquisition of property and equipment	(2,403)	(1,455)
Cost of internally generated intangible assets	(308)	(478)

Cash provided by (used in) investing activities	(35,663)	5,736
Effect of foreign exchange rate changes on cash	261	67
Net change in cash during the years	14,039	(6,526)
Cash - Beginning of years	12,640	19,166
Cash - End of years	26,679	12,640

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (TSX), admitted on May 19, 2006 (symbol DHX). The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international markets, as well, the Company manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation

The Company prepares its consolidated financial statements (the “financial statements”) in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Chartered Professional Accountants of Canada Handbook – Accounting – Part 1 (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s annual results of operations, financial position and cash flows.

These financial statements have been authorized for issuance by the Board of Directors on September 23, 2014.

3	Significant accounting policies, judgments and estimation uncertainty

The significant accounting policies used in the preparation of these financial statements are described below:

Basis of measurement

The financial statements have been prepared under a historical cost basis, except for certain financial assets and financial liabilities, including derivative instruments that are measured at fair value.

Consolidation

The financial statements include the accounts of DHX Media Ltd. and all of its subsidiaries. The financial statements of all subsidiaries are prepared for the same reporting period, using consistent accounting policies. Intercompany accounts, transactions, income and expenses and unrealized gains and losses resulting from transactions amongst the consolidated companies have been eliminated upon consolidation.

Subsidiaries are those entities, including structured entities, which the Company controls. Consistent with the film and television industry, the Company utilizes structured entities as a vehicle to create and fund some of its film and television projects. When the Company makes substantive decisions on creation of the content and financing within the structured entities it consolidates them. For accounting purposes, control is established by the Company when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are de-consolidated from the date that control ceases.

(1)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each consolidated entity of the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Primary and secondary indicators are used to determine the functional currency (primary indicators have priority over secondary indicators). The primary indicator which applies to the Company is the currency that mainly influences revenues and expenses. Secondary indicators include the currency in which funds from financing activities are generated. For the Company and all subsidiaries other than W!LDBRAIN Entertainment Inc. (“Wildbrain”), Copyright Promotions Licensing Group Ltd. (“CPLG”), Cookie Jar Entertainment (USA) Inc. (“CJUSA”) and DHX UK Holdings Limited (“Ragdoll”), the Canadian dollar has been determined to be the functional currency. For Wildbrain and CJUSA, the functional currency is the US dollar, and for CPLG and Ragdoll, the functional currency is UK pounds sterling. These financial statements are presented in Canadian dollars, which is the Company’s functional currency. The financial statements of consolidated entities that have a functional currency other than Canadian dollars (“foreign operations”) are translated into Canadian dollars as follows:

(a)	assets and liabilities - at the closing rate at the date of the balance sheet; and

(b)	income and expenses - at the average rate for the period (as this is considered to be a reasonable approximation of actual rates).

All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation, at year-end exchange rates, of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the statement of income.

(2)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Revenue recognition

Revenue from the licensing of film and television programs is recognized when:

(a)	the production has been completed;

(b)	the contractual delivery arrangements have been satisfied and the Company retains neither continuing managerial involvement to the degree usually associated with the ownership nor effective control over the goods sold;

(c)	the customer has access to the production and can benefit from the content;

(d)	the amount of revenue can be measured reliably;

(e)	collectability of proceeds is probable; and

(f)	the costs incurred or to be incurred in respect of the contractual arrangement can be measured reliably.

Cash payments received or advances currently due pursuant to a broadcast license or distribution arrangement are recorded as deferred revenue until all of the foregoing conditions of revenue recognition have been met.

Revenues from production services for third parties and other revenue, as appropriate, are recognized on a percentage-of-completion basis. Percentage-of-completion is based upon the proportion of costs incurred in the current period to total expected costs. A provision is made for the entire amount of future estimated losses, if any, on productions-in-progress.

Revenue from live tours is recorded in the period in which the show is performed, the amount of revenue can be reliably measured, the costs incurred or to be incurred can be measured and collectability is reasonably assured. Merchandising revenue is recognized at the point of sale to customers.

Royalty revenue is accrued for royalty streams for which the receipt of revenue is probable and is recognized in accordance with the substance of the relevant agreements and statements received from third party agents.

Revenue from the management of copyrights, licensing and brands for third parties through representation agreements is recognized when the amount of revenue can be reliably measured, the services have been provided and collectability is reasonably assured. Amounts received or advances currently due pursuant to a contractual arrangement, which have not yet met the criteria established to be recognized as revenue, are recorded as deferred revenue.

Gross versus net revenue

The Company evaluates arrangements with third parties to determine whether revenue should be reported on a gross or net basis under each individual arrangement by determining whether the Company acts as the principal or agent under the terms of each arrangement. To the extent that the Company acts as the principal in an arrangement, revenues are reported on a gross basis, resulting in revenues and expenses being classified in their respective financial statement line items. Conversely, to the extent that the Company acts as the agent in an arrangement, revenues are reported on a net basis, resulting in revenues being presented net of any related expenses. Determining whether the Company acts as principal or agent is based on an evaluation of which party has substantial risks and rewards of ownership under the terms of an arrangement. The most significant factors that the Company considers include identification of the primary obligor, as well as which party has credit risk, general and inventory risk (or equivalent) and latitude in establishing prices.

(3)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Investment in film and television programs

Investment in film and television programs represents the balance of costs of film and television programs which have been produced by the Company or for which the Company has acquired distribution rights and the Company’s right to participate in certain future cash flows of film and television programs produced and distributed by other unrelated parties (“Acquired Participation Rights”). Investment in film and television programs also includes acquired film and television libraries or properties that are in production.

Costs of acquiring and producing film and television programs are capitalized. The costs are measured net of federal and provincial program contributions earned and are charged to income based on the flow-of-revenue, whereby capitalized costs are charged to income and ultimate participation costs are accrued in the proportion that current revenue bears to management’s estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or licensing of the film or television program. For film and television programs produced by the Company, capitalized costs include all direct production and financing costs incurred during production that are expected to benefit future periods. Financing costs are capitalized to the costs of a film or television program until substantially all of the activities necessary to prepare the film or television program for delivery are complete. Production financing provided by third parties that acquire participation amounts is recorded as a reduction of the cost of the production. Acquired participation costs are recognized initially at the amounts paid or the fair value of amounts due to the counterparty.

For films and episodic television series produced by the Company, ultimate revenue included estimates over a period of time. For acquired film and television libraries previously released, ultimate revenue includes estimates of revenue over a period not to exceed twenty years from the date of acquisition.

Investments in film and television programs are included within current assets. The normal operating cycle of the Company can be greater than 12 months. See note 7 for the expected realization of the investment in film and television programs in the next 12 months.

Ultimate revenue estimates are prepared on a title-by-title basis and are reviewed periodically based on current market conditions. For film, ultimate revenue estimates include box office receipts, sale of DVDs, licensing of television broadcast rights and licensing of other ancillary film rights to third parties. For television programs, ultimate revenue estimates include licensed rights to broadcast television programs in development and rights to renew licenses for episodic television programs in subsequent seasons, as well as estimates of secondary market revenue. Ultimate estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in film and television programs may be required as a consequence of changes in management’s future revenue estimates.

The investment in film and television programs (including acquired participation rights), is measured at the lower of cost and net realizable value. The net realizable value of the film or television programs is determined using management’s estimates of future revenues and costs. A write-down is recorded equivalent to the amount by which the costs exceed the estimated net realizable value of the film or television program or acquired participation right.

(4)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Deferred financing fees and debt issue costs

Debt issue costs related to bank indebtedness are recorded as a deferred charge and amortized, using the straight line method, over the term of the related bank indebtedness and the expense is included in interest expense. Debt issue costs related to long-term debt are recorded as a reduction of long-term debt and amortized using the effective method and the expense is included in interest expense. For the year ended June 30, 2014, $603 (2013 - $684) was recorded as deferred financing fees and $1,507 (2013 - $1,610) was recorded as a reduction of long-term debt.

Business combinations

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

Any contingent consideration to be transferred by the group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

Goodwill is initially measured as the excess of the aggregate of the fair value of consideration transferred over the fair value of identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

Development costs

Development costs include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and included in investment in film and television programs upon commencement of production. Advances or contributions received from third parties to assist in development are deducted from these costs. Projects in development are written off as development expenses at the earlier of the date determined not to be recoverable or when projects under development are abandoned, or three years from the date of the initial recognition of the investment, if there have been no active development milestones or significant development expenditures within the last year.

(5)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Property and equipment

Property and equipment are carried at historical cost, less accumulated amortization and accumulated impairment losses. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charges to the statement of income during the period in which they are incurred. Amortization is provided, commencing when the asset is available for use, over the estimated useful life of the asset, using the following annual rates and methods:

Buildings	4% by declining balance
Furniture, fixtures and other equipment	5% - 20% by declining balance
Computer equipment	30% by declining balance
Post-production equipment	30% by declining balance
Computer software	2 years straight-line
Website design	2 years straight-line
Leasehold improvements	5 years straight-line and straight-line over term of lease

The Company allocates the amount initially recognized in respect of an item of property and equipment to its significant parts and depreciates separately each such part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the statement of income.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired at the date of acquisition. Goodwill is carried at cost less any accumulated impairment losses and is not subject to amortization. Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. Goodwill is allocated to a cash generating unit (“CGU”), or group of CGUs, which is the lowest level within an entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Impairment is tested by comparing the recoverable amount of goodwill assigned to a CGU or group of CGUs to its carrying value.

Identifiable intangible assets

Identifiable intangible assets are carried at cost, including amounts of purchase price allocations upon acquisitions. Amortization is provided on a straight-line basis over the estimated useful life of the assets, using the following annual rates and methods:

Production backlog	2 to 3 years straight-line
Broadcaster relationships	7 to 10 years straight-line
Customer and distribution relationships	10 years straight-line
Non-compete contracts	3 years straight-line
Production software	5 years straight-line
Brands	10 years straight-line

(6)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Impairment of non-financial assets

Property and equipment and intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets that are not amortized are subject to an annual impairment test. For the purposes of measuring recoverable amounts, assets are grouped into CGUs. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use, being the present value of the expected future cash flows of the relevant CGU. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, including investment in films and property and equipment, are added to the cost of those assets, until such time as the assets are substantially complete and ready for use. All other borrowing costs are recognized as a finance expense in the statement of income in the period in which they are incurred.

Government financing and assistance

The Company has access to several government programs, including tax credits that are designed to assist film and television production and distribution in Canada. The Company records government assistance when the related costs have been incurred and there is reasonable assurance that they will be realized. Amounts received or receivable in respect of production assistance are recorded as a reduction of the production costs of the applicable production. Government assistance with respect to distribution rights is recorded as a reduction of investment in film and television programs. Government assistance towards current expenses is recorded as a reduction of the applicable expense item.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

(7)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Leases

Upon initial recognition, the Company classifies all leases as either a finance lease or an operating lease, depending on the substance of the transaction. Finance leases are classified as such because they are found to transfer substantially all the rewards incidental to ownership of the asset to the lessee, whereas operating leases are classified as such because they are not found to meet the criteria required for classification as a finance lease. Upon commencement of the lease, finance leases are recorded as assets with corresponding liabilities in the statements of financial position at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The rate used to discount the payments is either the interest rate implicit in the lease or the Company’s incremental borrowing rate. The asset is amortized over the shorter of the term of the lease and the useful life of the asset while the liability is decreased by the actual lease payments and increased by any accretion expense. Payments made under operating leases are charged to the statement of income on a straight-line basis over the period of the lease.

Income taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income (loss) or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous periods.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, as well as the benefit of losses that are probable to be realized and are available for carry forward to future years to reduce income taxes. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

The effect of a change in tax rates on deferred tax assets and liabilities is included in earnings in the period that the change is substantively enacted, except to the extent it relates to items previously recognized outside earnings in which case the rate change impact is recognized in a manner consistent with how the items were originally recognized.

Deferred income tax assets and liabilities are presented as non-current.

(8)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Share-based compensation

The Company grants stock options to certain directors, officers, employees and consultants of the Company. Stock options vest over periods of up to 4 years and expire after 5 years. Each vesting tranche of stock options is considered a separate award with its own vesting period and estimated grant date fair value. The estimated grant date fair value of each vesting tranche is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over each tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually with any impact being recognized immediately.

Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the net income for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The Company’s potentially dilutive common shares comprise stock options granted and warrants.

Financial instruments

Financial instruments are classified as follows:

•	The long-term investment is classified as “Available-for-Sale”. Financial assets classified as Available-for-Sale are recognized initially at fair value plus transaction costs and are subsequently carried at fair value with the changes in fair value recorded in other comprehensive income (loss). Available-for-Sale assets are classified as non-current, unless the investment matures or management expects to dispose of them within twelve months.

•	Derivative financial instruments are classified as “Held-for-Trading” and recognized initially on the balance sheet at fair value. Financial assets classified as Held-for-Trading are recognized at fair value with the changes in fair value recorded in net income.

•	Cash, restricted cash, trade receivables and long-term receivables are classified as “Loans and Receivables”. After their initial fair value measurement, they are measured at amortized cost using the effective interest method, less a provision for impairment, established on an account-by-account basis, based on, among other factors, prior experience and knowledge of the specific debtor and management’s assessment of the current economic environment.

•	Bank indebtedness, accounts payable and accrued liabilities, interim production financing, long-term debt and other liabilities are classified as “Other Financial Liabilities”. Other Financial Liabilities are initially recognized at fair value less transaction costs. Subsequent to initial recognition, Other Financial Liabilities are measured at amortized cost using the effective interest method.

(9)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. A significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

•	Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

•	Available-for-Sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in accumulated other comprehensive income (loss) that is reclassified to net income.

Impairment losses on financial assets carried at amortized cost and available-for-sale financial assets are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Board of Directors.

New and amended standards adopted

IFRS 10, Consolidated Financial Statements

The IASB issued IFRS 10, “Consolidated Financial Statements” (“IFRS 10”), effective for annual periods beginning on or after January 1, 2013. IFRS 10 replaces portions of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) that addresses consolidation, and supersedes Standing Interpretations Committee (“SIC”) SIC-12 in its entirety. The objective of IFRS 10 is to define the principles of control and establish the basis of determining when and how an entity should be included within a set of consolidated financial statements. IAS 27 has been amended to reflect the issuance of IFRS 10 and retains guidance only for separate financial statements. The Company assessed its consolidation conclusions on July 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries.

IFRS 11, Joint Arrangements

The IASB issued IFRS 11, “Joint Arrangements” (“IFRS 11”), effective for annual periods beginning on or after January 1, 2013. IFRS 11 supersedes IAS 31, “Interest in Joint Ventures” and SIC-13, “Jointly Controlled Entities - Non Monetary Contributions by Venturers”. Through an assessment of the rights and obligations in an arrangement, IFRS 11 establishes principles to determine the type of joint arrangement and guidance for financial reporting activities required by the entities that have an interest in arrangements which are controlled jointly. As a result of the issuance of IFRS 10 and IFRS 11, IAS 28, “Investments in Associates and Joint Ventures” (“IAS 28”) was amended to reflect the guidance provided in IFRS 10 and IFRS 11. The Company currently has no joint arrangements, therefore the adoption of this standard has no impact on the Company’s financial statements.

(10)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

New and amended standards adopted (continued)

IFRS 12, Disclosure of Interests in Other Entities

The IASB issued IFRS 12, “Disclosure of Interests in Other Entities” (“IFRS 12”) effective for annual periods beginning on or after January 1, 2013. IFRS 12 requires extensive disclosures relating to a company’s interests in subsidiaries, joint arrangements, associates, and unconsolidated structured entities. IFRS 12 enables users of the financial statements to evaluate the nature and risks associated with its interests in other entities and the effects of those interests on its financial position and performance. The adoption of this standard did not result in any additional disclosure for the Company.

IFRS 13, Fair Value measurement

The IASB issued IFRS 13, “Fair Value Measurement” (“IFRS 13”) effective for annual periods beginning on or after January 1, 2013. IFRS 13 defines fair value, provides guidance in a single framework for measuring fair value and identifies the required disclosures pertaining to fair value measurement. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments.

Amendments to standards

The IASB made several amendments to IAS 36, Impairment of assets, in conjunction with issuing IFRS 13. They later issued a limited scope amendment, effective for fiscal periods beginning on or after January 1, 2014, introducing additional disclosures about fair value measurement where an impairment has been recorded or reversed. The Company has early adopted the limited scope amendment with no material impact on the Company’s financial statements.

Accounting standards issued but not yet applied

IFRIC 21, Levies

In May 2013, the IASB issued IFRIC 21, “Levies”, an interpretation on the accounting for levies imposed by governments. IFRIC 21 is an interpretation of IAS 37, “Provisions, contingent liabilities and contingent assets”. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of adopting IFRIC 21.

IFRS 9, Financial instruments

IFRS 9 “Financial instruments” (“IFRS 9”) introduces new requirements for the classification and measurement of financial assets. IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” to be measured at amortized cost or fair value in subsequent accounting periods following initial recognition. Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods.

(11)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Accounting standards issued but not yet applied (continued)

Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, “Financial Instruments – Recognition and Measurement”, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

IFRS 9 was amended in November 2013, to (i) include guidance on hedge accounting, (ii) allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI, without having to adopt the remainder of IFRS 9, and to (iii) remove the previous mandatory effective date for adoption of January 1, 2015, although the standard is available for early adoption.

IFRS 15, Revenue from Contracts and Customers

The IASB issued IFRS “Revenue from Contacts and Customers” (“IFRS 15”) effective for annual periods beginning on or after January 1, 2017. IFRS 15 establishes a new control-based revenue recognition model and replaces IAS 18, “Revenue” and IAS 11, “Construction Contracts”, and some revenue related interpretations. The Company is currently evaluating the impact of the new standard on its financial statements.

Significant accounting judgments and estimation uncertainty

The preparation of financial statements under IFRS requires the Company to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable. Actual results may differ materially from these estimates. The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

(i)	Investment in film and television programs

The costs of acquiring and producing film and television programs are capitalized, net of federal and provincial program contributions earned and amortized using the individual film forecast method, whereby capitalized costs are charged to income and ultimate participation costs are accrued in the proportion that current revenue bears to management’s estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or licensing of the film or television program. The estimate of ultimate revenue and ultimate costs depends on management judgment and assumptions based on the pattern of historical experience and other factors. A 1% to 3% fluctuation in ultimate revenues would have an approximate $150 to $500 effect on net income.

(ii)	Income taxes and deferred income taxes

Deferred tax assets and liabilities require management’s judgment in determining the amounts to be recognized. In particular, judgment is used when assessing the extent to which deferred tax assets should be recognized with respect to the timing of deferred taxable income.

(12)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Significant accounting judgments and estimation uncertainty (continued)

(ii)	Income taxes and deferred income taxes (continued)

The current income tax provision for the year is requires judgment in interpreting tax laws and regulations. Estimates are used in determining the provision for current income taxes which are recognized in the financial statements. The Company considers the estimates, assumptions and judgments to be reasonable but this can involve complex issues which may take an extended period to resolve. The final determination of the amounts to be paid related to the current year’s tax provisions could be different from the estimates reflected in the financial statements. The Company’s tax filings also are subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities.

(iii)	Business combinations

The purchase price allocation process requires management to use significant estimates and assumptions, including fair value estimates including, but not limited to:

•	estimated fair values of tangible assets;
•	estimated fair values of intangible assets;
•	estimated fair values of deferred revenue;
•	probability of required payment under contingent consideration provisions;
•	estimated income tax assets and liabilities; and
•	estimated fair value of pre-acquisition contingencies.

While management uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value the assets acquired and liabilities assumed at the business combination date, estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the purchase price allocation period, which is generally one year from the business combination date, adjustments are recorded to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Although management believes the assumptions and estimates made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the assets and liabilities acquired include but are not limited to:

•	future expected cash flows from distribution, merchandising and licensing and other customer contracts;
•	expected costs to complete film and television productions in-progress and the estimated cash flows from the productions when completed;
•	the acquired company’s brand, broadcaster relationships and customer and distribution relationships as well as assumptions about the period of time these acquired intangibles will continue to benefit the combined company;
•	the fair value of deferred revenue, including future obligations to customers;
•	uncertain tax positions assumed in connection with a business combination are initially estimated as of the acquisition date and are re-evaluated quarterly, management continues to collect information in order to determine their estimated value, with any adjustments to preliminary estimates recorded to goodwill during the measurement period; and
•	discount rates applied to future expected cash flows.

(13)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Significant accounting judgments and estimation uncertainty (continued)

(iii)	Business combinations (continued)

Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation, which could also impact net income as expenses and impairments could change. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

4	Compensation of key management

Key management includes all directors, including both executive and non-executive directors, as well as the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. The compensation earned by key management is as follows:

	2014	2013
	$	$
Salaries and employee benefits	1,726	1,592
Share-based compensation	536	129
	2,262	1,721

5	Acquisitions

i)	On October 22, 2012 (“Cookie Jar Effective Date”), the Company acquired all the outstanding shares of a newly formed company holding all of the assets and select liabilities comprising the business of Cookie Jar Entertainment (“Cookie Jar”), an industry leader in the creation, production and marketing of animated and live-action programming and possessing a library of nearly 6,000 half-hours of programming. Total consideration of $72,403 was comprised of cash of $5,000 and 36,044,492 common shares of the Company valued at $67,403 on the Cookie Jar Effective Date.

The goodwill value of $69,988 arising from the acquisition is attributable to acquired workforces and economies of scale expected from combining the operations for the Company and Cookie Jar. None of the goodwill recognized has been deducted for income tax purposes. The fair value of accounts receivable is $31,794. The gross contractual amount for accounts receivable due is $35,339, of which $3,545 is expected to be uncollectible.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of the assets of Cookie Jar from the Cookie Jar Effective Date. All structured entities have been identified and are accounted for in accordance with the principles of consolidation disclosed in these financial statements.

(14)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

5	Acquisitions (continued)

The Company has finalized the purchase price, which has been allocated, to the assets acquired and liabilities assumed based on their estimated fair value as follows:

$
Assets acquired
Cash	2,809
Amounts receivable	31,794
Prepaid expenses and deposits	783
Investment in film and television programs	61,814
Property and equipment	937
Intangible assets	27,140
Goodwill	69,988
195,265
Less: Liabilities assumed
Accounts payable and accrued liabilities	33,856
Deferred revenue	12,994
Interim production financing	6,891
Long-term debt	56,742
Shareholder loans payable	8,665
Deferred income taxes	3,714
122,862
72,403

The Company finalized the purchase price allocation during the year. As a result, the Company adjusted the amounts recorded at June 30, 2013 as follows: increased the amount allocated to amounts payable and accrued liabilities by $837, increased the deferred tax liability by $201 and increased goodwill by $1,038. The June 30, 2013 consolidated balance sheet has been adjusted to reflect these changes.

There was no impact to net income previously reported as a result of these changes.

(15)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

5	Acquisitions (continued)

ii)	On September 13, 2013 (“Ragdoll Effective Date”), the Company, in an effort to expand its library, acquired all the outstanding shares of Ragdoll Worldwide Ltd. (“Ragdoll”), which includes a library of over 500 episodes of programming for titles such as Teletubbies, In the Night Garden and Abney & Teal. The consideration of $30,348 was paid in cash, and was funded through an additional Term Facility (note 11). The purchase price includes an excess cash adjustment and net working capital adjustment based on the opening balance sheet figures. During the year, the excess cash and net working capital adjustment was finalized and paid to the sellers in the amount of $1,918.

The goodwill value of $4,485, arising from the acquisition is attributable to synergies that arise from the expanded total library of the Company, the combined operations and the ability to further develop the existing properties in new ways. None of the goodwill is deductible for tax purposes. The fair value of accounts receivable is $1,214.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of the assets of Ragdoll from the Ragdoll Effective Date.

The Company has finalized the purchase price, which has been allocated to the assets acquired and liabilities assumed based on their fair value determined as follows:

$
Assets acquired
Cash	1,141
Amounts receivable	1,214
Investment in film and television programs	24,590
Intangibles	2,699
Goodwill	4,485
34,129
Less: Liabilities assumed
Accounts payable and accrued liabilities	238
Deferred income taxes	3,543
3,781
30,348

The Company finalized the purchase price allocation during the quarter ended June 30, 2014. As a result, the Company increased accounts receivable by $131, increased investment in film and television programs by $2,073, increased intangibles by $1,113, decreased accounts payable and accrued liabilities by $68, increased the deferred tax liability by $1,229 and decreased goodwill by $2,020, from the amounts initially recorded.

As the acquisition occurred in fiscal 2014, there was no impact to net income previously reported for the year ended June 30, 2013, as a result of these changes.

Ragdoll contributed $8,954 to the Company’s consolidated revenue and $6,075 to the consolidated net income since the Ragdoll Effective Date.

Ignoring other acquisitions, had Ragdoll been consolidated from July 1, 2013, the consolidated statement of income for the year ended June 30, 2014 would show revenue of $116,217 and net income of $6,613.

(16)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

5	Acquisitions (continued)

iii)	On April 3, 2014 (“Epitome Effective Date”), the Company, in an effort to expand its library, acquired all the outstanding shares of the Epitome group of companies (“Epitome”), which includes a library of over 550 half-hour episodes of Degrassi, Instant Star and Liberty Street and 66 one-hour episodes of The L.A. Complex and Riverdale. Total consideration of $36,229 is comprised of cash $22,090 and 2,915,263 common shares of the Company valued at $14,139. The purchase price includes an excess cash adjustment and net working capital adjustment, based on the opening balance sheet figures, of $8,590, which is included in the cash consideration. The excess cash portion of the consideration of $8,590 was paid subsequent to June 30, 2014 and is included in accounts payable and accrued liabilities at June 30, 2014.

The preliminary value of goodwill of $14,518 arising from the acquisition is attributable to synergies that arise from the expanded total library of the Company, the combined operations, the ability to expand into the global teen market and the acquisition of key talent. None of the goodwill is expected to be deductible for tax purposes. The fair value of accounts receivable is $9,361.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of the assets of Epitome from the Epitome Effective Date. All structured entities have been identified and are accounted for in accordance with the principles of consolidation disclosed in these financial statements.

The purchase price has been allocated, on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair value as follows:

$
Assets acquired
Cash	9,755
Amounts receivable	9,361
Prepaid expenses and deposits	67
Investment in film and television programs	6,771
Property and equipment	6,252
Intangible assets	4,724
Goodwill	14,518
51,448
Less: Liabilities assumed
Accounts payable and accrued liabilities	3,262
Deferred revenue	1,495
Interim production financing	6,762
Deferred income taxes	3,700
15,219
36,229

The Company will finalize the purchase price allocation upon completion of review of certain working capital balances and determination of the fair value of the tangible and intangible assets acquired. Any future adjustment resulting from this review will be recorded as an adjustment to the purchase price allocation.

Epitome contributed $2,911 to the Company’s consolidated revenue and $552 to the consolidated net income since the Epitome Effective Date.

Ignoring other acquisitions, had Epitome been consolidated from July 1, 2013, the consolidated statement of income for the year ended June 30, 2014 would show revenue of $133,541 and net income of $10,588.

(17)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

6	Amounts receivable

	June 30,	June 30,
	2014	2013
	$	$
Trade receivables	47,353	38,135
Less: provision for impairment of trade receivables	(3,730)	(1,086)
	43,623	37,049

Goods and services taxes recoverable	3,618	1,855
Federal and provincial film tax credits and other government assistance	43,274	33,945
	90,515	72,849

Long-term amounts receivable	5,774	3,177
Amounts receivable	96,289	76,026

The aging of trade receivables is as follows:

	June 30,	June 30,
	2014	2013
	$	$
Less than 60 days	37,532	30,223
Between 60 to 90 days	1,393	1,202
Over 90 days	4,698	5,624
	43,623	37,049

The Company does not have security over these balances. All impaired trade receivables are older than 90 days.

Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of historical default experience, any changes to credit quality and management estimates. Goods and services taxes recoverable and federal and provincial film tax credits receivable and other government assistance do not contain any impaired receivables.

Provision for impairment of trade receivables:

	June 30,	June 30,
	2014	2013
	$	$
Opening balance	1,086	105
Provision for receivables	2,239	907
Receivables written off during the year	(33)	(49)
Recoveries of receivables previously provided for	(149)	–
Exchange differences	587	123
Closing balance	3,730	1,086

(18)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

7	Investment in film and television programs

	June 30,	June 30,
	2014	2013
	$	$
Development costs	2,406	1,350
Theatrical and non-theatrical productions in progress
Cost, net of government and third party assistance and third party participation	13,919	1,296
Acquired participation rights - theatrical and non-theatrical
Cost	99,034	67,673
Accumulated expense	(22,535)	(11,383)
	76,499	56,290
Non-theatrical productions completed and released
Cost, net of government and third party assistance and third party participation	257,714	234,860
Accumulated expense	(197,517)	(171,396)
Accumulated write-down of investment in film and television programs	(6,390)	(5,406)
	53,807	58,058
	146,631	116,994

The Company expects that 9% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the year ending June 30, 2015. The Company expects that 44% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the period ending June 30, 2017. The Company expects that over 67% of the costs related to productions completed will be realized by June 30, 2019.

During the year ended June 30, 2014, interest of $926 (2013 - $1,440) has been capitalized to investment in film and television programs.

The continuity of investment in film and television programs is as follows:

	2014	2013
	$	$
Net opening investment in film and television programs	116,994	44,163
Productions acquired (note 5)	31,361	61,814
Cost of productions (completed and released and productions in progress), net of government assistance and third party participation	32,626	41,339
Increase (decrease) in development costs	1,056	(1,593)
Expense of investment in film and television programs	(37,273)	(28,691)
Write-down of certain investment in film and television programs	(984)	(608)
Exchange differences	2,851	570
	146,631	116,994

(19)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

8	Property and equipment

	Land	Buildings	Furniture, fixtures and equipment	Computer equipment	Post production equipment	Website design	Computer software	Leasehold improvements	Total
	$	$	$	$	$	$	$	$	$
For the year ended June 30, 2013
Opening net book value	800	3,398	748	1,568	198	–	945	863	8,520
Cookie Jar acquisition (note 5)	–	–	239	574	–	–	–	124	937
Additions	–	–	224	748	65	–	335	83	1,455
Amortization	–	(64)	(314)	(874)	(70)	–	(434)	(181)	(1,937)
Disposals	(1,000)	(4,214)	–	–	–	–	–	–	(5,214)
Gain on disposals	200	880	–	–	–	–	–	–	1,080
Exchange difference	–	–	2	48	–	–	28	5	83
Net book value	–	–	899	2,064	193	–	874	894	4,924
At June 30, 2013
Cost	–	–	3,829	6,233	1,551	104	2,716	2,372	16,805
Accumulated amortization	–	–	(2,934)	(4,294)	(1,358)	(104)	(1,888)	(1,488)	(12,066)
Exchange differences	–	–	4	125	–	–	46	10	185
Net book value	–	–	899	2,064	193	–	874	894	4,924
For the year ended June 30, 2014
Opening net book value	–	–	899	2,064	193	–	874	894	4,924
Epitome acquisition (note 5)	4,276	1,876	62	3	–	–	–	35	6,252
Additions	–	–	478	972	155	–	25	898	2,528
Amortization	–	(3)	(373)	(1,165)	(118)	–	(240)	(192)	(2,091)
Disposals	–	–	(84)	(41)	–	–	–	–	(125)
Exchange difference	–	–	1	22	–	–	2	2	27
Net book value	4,276	1,873	983	1,855	230	–	661	1,637	11,515
At June 30, 2014
Cost	4,276	1,876	4,285	7,167	1,706	104	2,741	3,305	25,460
Accumulated amortization	–	(3)	(3,307)	(5,459)	(1,476)	(104)	(2,128)	(1,680)	(14,157)
Exchange differences	–	–	5	147	–	–	48	12	212
Net book value	4,276	1,873	983	1,855	230	–	661	1,637	11,515

As at June 30, 2014, included in the net book value of property and equipment were leased assets for computer equipment in the amount of $503, respectively (2013 - $827).

(20)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

9	Intangible assets

	Broadcaster	Customer
	relationships	relationships	Brands	Other	Total
	$	$	$	$	$
For the year ended June 30, 2013
Opening net book value	1,762	–	685	267	2,714
Cookie Jar acquisition (note 5)	2,735	11,820	12,585	–	27,140
Amortization	(824)	(708)	(1,008)	(106)	(2,646)
Additions	–	–	–	478	478
Foreign exchange differences	14	186	70	–	270
Net book value	3,687	11,298	12,332	639	27,956
At June 30, 2013
Cost	7,362	11,820	14,428	2,619	36,229
Accumulated amortization	(3,689)	(708)	(2,166)	(1,980)	(8,543)
Foreign exchange differences	14	186	70	–	270
Net book value	3,687	11,298	12,332	639	27,956
For the year ended June 30, 2014
Opening net book value	3,687	11,298	12,332	639	27,956
Epitome acquisition (note 5)	–	–	4,724	–	4,724
Ragdoll acquisition (note 5)	–	–	2,699	–	2,699
Amortization	(816)	(1,339)	(1,607)	(62)	(3,824)
Additions	–	–	–	308	308
Foreign exchange differences	–	1,653	474	–	2,127
Net book value	2,871	11,612	18,622	885	33,990
At June 30, 2014
Cost	7,362	11,820	21,851	2,927	43,960
Accumulated amortization	(4,505)	(2,047)	(3,773)	(2,042)	(12,367)
Foreign exchange differences	14	1,839	544	–	2,397
Net book value	2,871	11,612	18,622	885	33,990

(21)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

10	Goodwill

The continuity of goodwill is as follows:

	2014	2013
	$	$
Opening net book value	81,840	11,800
Acquired on Cookie Jar (note 5)	–	69,988
Acquired on Ragdoll (note 5)	4,485	–
Acquired on Epitome (note 5)	14,518	–
Exchange differences	2,640	52
	103,483	81,840

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. The Company tested goodwill for impairment at June 30, 2014 and June 30, 2013 in accordance with its policy described in note 3. For the purposes of allocating goodwill at June 30, 2014, the Company has determined that it has two CGUs, its core production, distribution and licensing of film and television programs business and CPLG, a subsidiary of Cookie Jar acquired during 2013 (see note 5), which manages copyrights, licensing and brands for third parties. The Company has determined none of the goodwill related to the acquisition of Cookie Jar related to CPLG. As the recoverable amount of the CGU to which goodwill has been allocated was greater than its carrying value, the Company determined there was no impairment of goodwill as at June 30, 2014 and 2013.

In assessing the goodwill for impairment, the Company compares the aggregate recoverable amount consisting of the sum of its quoted equity market capitalization and the fair value of its debt, adjusted to remove the fair value of CPLG, to the carrying value of its net assets excluding long-term debt and the net assets of CPLG. An impairment charge is recognized to the extent that the carrying value exceeds the recoverable amount.

No impairment charges have arisen as a result of the reviews performed as at June 30, 2014 and 2013. Reasonably possible changes in key assumptions would not cause the recoverable amount of goodwill to fall below the carrying value.

(22)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

11	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases

	June 30,	June 30,
	2014	2013
	$	$
Bank indebtedness	4,930	5,000
Interim production financing	35,955	37,676
Long-term debt and obligations under finance leases	70,444	49,443
Interest bearing debt and obligations under finance leases	111,329	92,119
Amount due within 12 months	(49,411)	(46,653)
Amount due beyond 12 months	61,918	45,466

a)	Bank indebtedness

On October 22, 2012, the Company entered into a credit agreement (the “Senior Secured Credit Facilities”) with a syndicate of lenders, which provides for a revolving facility (the “Revolving Facility”) and a term facility (the “Term Facility”). The Revolving Facility is available to a maximum amount of $20,000, maturing on October 22, 2016. The Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD, €EUR and/or £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% - 3.25% of the bank indebtedness outstanding at June 30, 2014, the amount payable in Canadian dollars was CDN$nil (2013 – CDN$5,000) and pound sterling was GBP 2,700 (2013 - nil).

All amounts borrowed pursuant to the Senior Secured Credit Facilities are guaranteed by DHX Media Ltd. and certain of its subsidiaries (collectively, the “Guarantors”). A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Guarantors.

b)	Interim production financing

	June 30,	June 30,
	2014	2013
	$	$
Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.65% - 12%. Assignment and direction of specific production financing, licensing contracts receivable and film tax credits receivable with a net book value of approximately $50,625 at June 30, 2014 (2013 - $55,667). Certain facilities are secured by a restricted cash balance of $32 at June 30, 2014 (2013 - $1,278)	35,955	37,676

During the year ended June 30, 2014, the $CDN bank prime rate averaged 3.00% (2013 – 3.00%).

Federal and provincial film tax credits receivable (see note 6) are provided as security for the interim production financing. Upon collection of the film tax credits, the related interim production financing is repaid.

(23)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

11	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under finance leases

	June 30,	June 30,
	2014	2013
	$	$
Term Facility entered into pursuant to the Senior Secured Credit Facility (note 11 (a) and (b)), net of issue costs of $1,507 (June 30, 2013 - $1,610)	69,941	48,616

Obligation under various finance leases, with total quarterly instalments of $112, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from December 2014 to February 2019 of which $52 is denominated in USD (June 30, 2013 - $176)	503	827
	70,444	49,443
Less: Current portion	(8,526)	(3,977)
	61,918	45,466

The Senior Secured Credit Facilities entered into on October 22, 2012 provides for a Term Facility with an initial principal amount of $50,000, maturing on October 26, 2016, repayable in annual amortization payments (as a percentage of the initial principal amount of the Term Facility) of 7% in 2013, 8% in 2014, 12% in 2015 and 13% in 2016, payable in equal quarterly installments, with the full remaining amount due on maturity. The Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to 3.25%. All amounts borrowed pursuant to the Senior Secured Credit Facility are guaranteed by the Guarantors. A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Guarantors of the Term Facility outstanding as at June 30, 2014, the amount payable in US dollars was US$42,346 (2013 - US$47,752), and pound sterling was GBP 14,383 (2013 – nil).

The Senior Secured Credit Facilities require that the Company comply with certain financial ratios, including but not limited to:

•	Leverage Ratio, defined as funded debt (the total of all obligations for borrowed money which bear interest or imputed interest, excluding interim production financing, all capital lease obligations, and any contingent liabilities (“Funded Debt”) to consolidated adjusted EBITDA (rolling consolidated adjusted EBITDA, pro-forma last 12 months) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and certain acquisition costs), which must be maintained at less than 2.5; and

•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt) which must be maintained at greater than 1.5.

The Company is in compliance with these ratios.

(24)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

11	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under finance leases (continued)

The aggregate amount of principal repayments required in each of the next five years is as follows:

$
Year ending June 30, 2015	8,526
2016	9,955
2017	53,441
2018	26
Beyond 2019	3

The Company has the following undrawn borrowing facilities:

	June 30,	June 30,
	2014	2013
	$	$
Bank indebtedness	15,070	15,000

12	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities include the following:

	June 30,	June 30,
	2014	2013
	$	$
Accounts payable	8,080	6,044
Accrued liabilities	53,694	39,888
	61,774	45,932

13	Share capital and contributed surplus

a)	Authorized

100,000,000	Preferred Variable Voting Shares, redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting

Unlimited common shares without nominal or par value

Preferred Variable Voting Shares

In order to ensure that a majority of the Company’s voting shares are owned by Canadians, on May 12, 2006 the Company was granted the approval of its shareholders for an amendment to its Articles of Continuance to create a new class of Preferred Variable Voting Shares. The votes attached to the Preferred Variable Voting Shares as a class are automatically adjusted so that they, together with the votes attached to Common Shares that are owned by Canadians (as determined based on inquiries the Company has made of the holders of Common Shares and depositary interests), equal 55% of the votes attached to all shares in the capital of the Company. The votes attached to the Preferred Variable Voting Shares as a class are, in aggregate, not less than 1% of the votes attached to all shares in the capital of the Company. The Preferred Variable Voting Shares are not listed on any stock exchange.

(25)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

13	Share capital and contributed surplus (continued)

a)	Authorized (continued)

Preferred Variable Voting Shares (continued)

The votes attached to the Preferred Variable Voting Shares as a class are determined based on the level of Canadian ownership of Common Shares ascertained through the Company’s monitoring process. If no response to these inquiries is received from a particular broker or market intermediary, the Common Shares or depositary interests held by that broker or market intermediary will be deemed to be owned by non-Canadians. The votes attached to the Preferred Variable Voting Shares as a class are determined once the level of Canadian ownership of Common Shares has been established through this monitoring process.

The Board of Directors of the Company will not approve or compel a transfer to a person that is not a current officer or director of the Company and a resident Canadian. The Company issued 100,000,000 Preferred Variable Voting Shares to a director of the Company, who entered into a Preferred Variable Voting Shareholders Agreement with the Company pursuant the director (i) agreed not to transfer Preferred Variable Voting Shares, in whole or in part, except with the prior written approval of the Board of Directors of the Company, (ii) granted to the Company the unilateral right to compel the transfer of the Preferred Variable Voting Shares, at any time and from time to time, in whole or in part, to a person designated by the Board of Directors of the Company and (iii) granted to the Company a power of attorney to effect any transfers contemplated by the Preferred Variable Voting Shareholders Agreement. The Board of Directors of the Company will not approve or compel a transfer without first obtaining the approval of the TSX and the Preferred Variable Voting Shareholders Agreement cannot be amended, waived or terminated unless approved by the TSX. In determining whether to approve or compel a transfer, the Board of Directors of the Company will act in the best interests of the Company in order to enable the Company to be eligible for tax credits or government incentives. Pursuant to the Preferred Variable Voting Shareholders Agreement, the consideration received as a result of the transfer of Preferred Variable Voting Shares cannot exceed one/one millionth of a cent per share. Under the terms of the Preferred Variable Voting Shares, transfers of the shares will be restricted to resident Canadians.

The Preferred Variable Voting Shares are redeemable at the option of the Company for one/one millionth of a cent per share and, in the event of the liquidation, dissolution or other distribution of the Company’s assets for the purpose of winding up of the Company’s affairs, holders of Preferred Variable Voting Shares are entitled to one/one millionth of a cent per share in priority to holders of Common Shares, but have no further rights. Preferred Variable Voting Shares will not be entitled to receive dividends. The terms of the Preferred Variable Voting Shares and the Preferred Variable Voting Shareholders Agreement contain a coattail provision which prevents a holder of Preferred Variable Voting Shares from accepting an offer to purchase all or part of the holder’s shares unless the party making the offer also offers to purchaser, by way of a take-over bid, all of the outstanding Common Shares at a price per Common Share and on other terms and conditions as are approved by the Company’s Board of Directors.

(26)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

13	Share capital and contributed surplus (continued)

b)	Issued and outstanding

Changes in the Company’s issued share capital during the periods were as follows:

	June 30, 2014		June 30, 2013
	Number	Amount	Number	Amount
		$		$
Preferred Variable Voting Shares (note 13 (a))	100,000,000	–	100,000,000	–
Common shares (note 13 (c))
Opening balance	102,465,046	151,275	53,069,712	65,841
Issued on acquisitions (note 5)	2,915,263	14,139	36,044,492	67,403
Issued for cash consideration, net of costs and tax effect	11,183,750	37,495	13,002,000	17,616
Shares issued pursuant to the ESPP	17,655	76	14,619	32
Shares cancelled pursuant to an employee loan forgiven	–	–	(27,027)	(50)
Dividend reinvestment	22,941	122	–	–
Warrants exercised	1,000,000	1,175	–	–
Stock options exercised	2,171,250	2,945	361,250	433
Ending balance	119,775,905	207,227	102,465,046	151,275
Share purchase financing (note 13 (d))
Opening balance	–	–	–	(85)
Repayments of share purchase financing	–	–	–	2
Loan forgiven	–	–	–	50
Compensation expense	–	–	–	32
Interest received	–	–	–	1
Ending balance	–	–	–	–
Warrants (note 13 (e))
Opening balance	1,000,000	390	1,000,000	–
Warrants exercised	(1,000,000)	(390)	–	–
Warrant expense	–	–	–	390
Ending balance	–	–	1,000,000	390
Contributed surplus and stock options (note 13 (f))
Opening balance	5,726,250	11,875	4,343,750	11,102
Issued to officers and employees	1,345,000	–	2,390,000	–
Share-based compensation	–	1,588	–	925
Stock options exercised	(2,171,250)	(977)	(361,250)	(152)
Options expired	–	–	(436,250)	–
Options forfeited	(112,500)	–	(210,000)	–
Ending balance	4,787,500	12,486	5,726,250	11,875

(27)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

13	Share capital and contributed surplus (continued)

c)	Common shares

On October 22, 2012, as part of the Cookie Jar acquisition, the Company issued 36,044,492 common shares, with a value of $67,403, based on the closing price of $1.87 on October 22, 2012.

On October 22, 2012, the Company issued 13,002,000 common shares at $1.50 for gross proceeds of $19,503, less costs of $2,758, net of tax effect of $871.

During the year ended June 30, 2013, the Company issued 14,619 common shares, at an average price of $2.18, respectively as part of the Company’s employee share purchase plan.

During the year ended June 30, 2013, 27,027 shares were returned and cancelled as settlement of an existing employee’s share purchase financing loan of $50 (note 13 (d)).

During the year ended June 30, 2013, 361,250 shares were issued out of treasury at an average price of $0.78 upon exercise of options.

On October 21, 2013, the Company issued 11,183,750 common shares at $3.60 per common share for gross proceeds of $40,262, less costs of $3,674, net of tax effect of $907.

On April 3, 2014, as part of the Epitome Transaction, the Company issued 2,915,263 common shares at $4.85 for a total value of $14,139.

During the year ended June 30, 2014, the Company issued 17,655 common shares, at an average price of $4.29, respectively as part of the Company’s employee share purchase plan (2013 - 14,619 at $2.18 per share).

During the year ended June 30, 2014, the Company issued 22,941 common shares at an average price of $5.32, as part of shareholder enrollment in the Company’s dividend reinvestment program (2013 – nil and $nil)

During the year ended June 30, 2014, 2,171,250 shares were issued out of treasury at an average price of $0.90 upon exercise of options.

During the year ended June 30, 2014, 1,000,000 shares were issued out of treasury at an average price of $0.78 upon exercise of warrants.

d)	Share purchase financing

During the year ended June 30, 2014, $nil compensation expense was recognized on an employee loan forgiven (2013 - $32). During the year ended June 30, 2014, $nil interest (2013 - $1) was received on these loans was recorded as a capital contribution. During the year ended June 30, 2014, $nil (2013 - $2) was received as principal repayment of an employee loan. During the year ended June 30, 2013, a $50 reduction in share purchase financing was recorded for common shares returned and cancelled.

(28)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

13	Share capital and contributed surplus (continued)

e)	Warrants

During the years ended June 30, 2014 and June 30, 2013, no warrants were granted.

During the year ended June 30, 2014, 1,000,000 warrants were exercised at an average price of $0.78 per common share (2013 - $nil).

	Number of	Weighted average
	warrants	exercise price per warrant
		$

Outstanding at June 30, 2012 and 2013	1,000,000	0.78
Warrants exercised	(1,000,000)	0.78
Outstanding at June 30, 2014	–	–

The fair value of the 1,000,000 Conditional Warrants exercised during the year was estimated at $390 by management at the grant date using the Black-Scholes option pricing model. The assumptions used in the pricing model to value the Conditional Warrants are as follows:

Risk-free interest rate	1.12%
Expected option life	2 years
Expected volatility	54%
Expected dividend yield	nil

(29)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

13	Share capital and contributed surplus (continued)

f)	Stock options

At June 30, 2014 and June 30, 2013, the Company had the following stock options outstanding:

		Weighted average
	Number of	exercise price
	options	per stock option
		$
Outstanding at June 30, 2012	4,343,750	0.90

Granted to employees	1,900,000	1.81
Granted to directors	490,000	1.81
Forfeited	(210,000)	1.20
Expired	(436,250)	1.61
Exercised	(361,250)	0.78

Outstanding at June 30, 2013	5,726,250	1.22

Granted to employees	945,000	3.72
Granted to directors	400,000	4.07
Forfeited	(112,500)	0.87
Exercised	(1,781,250)	0.92
Directors options exercised	(390,000)	0.85
Outstanding at June 30, 2014	4,787,500	2.14
Exercisable at June 30, 2014	2,072,500	1.42

The total maximum number of common shares to be reserved for issuance through the Company’s stock option plan is 9% of the total number of issued and outstanding common shares at any time. As at June 30, 2014, this amounted to 10,779,831 (2013 - 9,221,854).

On September 26, 2013, 350,000 stock options were issued to employees at $3.13 per share, vesting immediately and over four years and based on achieving certain benchmarks, expiring on September 26, 2018.

On November 21, 2013, 995,000 stock options were issued to employees and directors at $4.07 per share, vesting over four years and expiring on November 21, 2018.

(30)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

13	Share capital and contributed surplus (continued)

f)	Stock options (continued)

During the year ended June 30, 2014, 2,171,250 stock options were exercised at an average price of $0.90 per common share (2013 - 361,250).

During the year ended June 30, 2014, 112,500 options were forfeited and nil expired (2013 - 210,000 and 436,250).

The weighted average grant date fair value of stock options and assumptions using the Black-Scholes option pricing model for the years ended June 30, 2014 and 2013 are as follows:

	2014	2013

Weighted average grant value date	$1.47	$0.85
Risk-free interest rate	1.61%	1.30%
Expected option life	4 years	4 years
Expected volatility	52%	61%
Expected dividend yield	1.16%	0.13%

Changes in the assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the stock options.

During the year ended June 30, 2014, a total of $1,588 (2013 - $957) was recognized as compensation expense. Included in the compensation expense for the year ended June 30, 2014 was $nil related to employee share purchase loans (2013 - $32).

Information related to options outstanding at June 30, 2014 is presented below:

		Weighted	Weighted
	Number	average	average	Number	Weighted
Range of	outstanding at	remaining	exercise	exercisable at	average
exercise prices	June 30, 2014	contractual life	price	June 30, 2014	exercise price
$			$		$
0.69 - 0.99	1,417,500	1.99 years	0.90	1,290,000	0.91
1.00 - 4.17	3,370,000	3.78 years	2.66	782,500	2.28
Total	4,787,500	3.25 years	2.14	2,072,500	1.42

(31)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

14	Government financing and assistance

During the year ended June 30, 2014, investment in film and television programs was reduced by $1,502 (2013 - $825) related to production financing from government agencies. This financing is related to participation amounts by government agencies and is repayable from distribution revenue of the specific productions for which the financing was made. In addition, during the year ended June 30, 2014, investment in film also has been reduced by $4,325 (2013 - $6,981) related to non-repayable contributions from the Canadian Television Fund license fee program. During the year ended June 30, 2014, investment in film and television programs has been reduced by $10,832 (2013 - $14,235) for tax credits relating to production activities. Lastly, during the year ended June 30, 2014, the Company received $17,241, in government financing and assistance (2013 - $10,896).

Amounts receivable from the Canadian federal government and other government agencies in connection with production financing represents 50% of total amounts receivable at June 30, 2014 (2013 - 49%). Certain of these amounts are subject to audit by the government agency. Management believes that the net amounts recorded are fully collectible. The Company adjusts amounts receivable from Canadian federal government and other government agencies including federal and provincial tax credits receivable, in connection with production financing, quarterly and yearly, for any known differences arising from internal or external audit of these balances.

15	Income taxes

Significant components of the Company’s deferred income tax liability as at June 30, 2014 and June 30, 2013 are as follows:

	June 30,	June 30,
	2014	2013
	$	$

Leasehold inducement	195	170
Foreign tax credits	303	287
Deferred production revenue	40	74
Participation payables and capital lease obligations and other liabilities	64	45
Property and equipment	(1,214)	28
Share issuance costs and deferred financing fees	1,317	1,072
Investment in film and television programs	(12,528)	(7,977)
Intangible assets	(4,546)	(4,342)
Non-capital losses and other	5,335	7,039

Deferred income tax liability	(11,034)	(3,604)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totalled $10,015 at June 30, 2014 (2013 - $4,352).

(32)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

15	Income taxes (continued)

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	June 30,	June 30,
	2014	2013
	$	$

Income tax expense based on combined federal and provincial tax rates of 31% (2013 - 31%)	3,700	1,024
Income taxes increased by:
Share-based compensation	492	313
Non-taxable portion of capital gains	–	351
Non-deductible acquisition costs	506	350
Tax rate differential	(729)	(519)
Other	156	(75)
Provision for income taxes	4,125	1,444

As at June 30, 2014, the Company has losses carried forward of $1.2 million for which no deferred tax asset has been recorded. The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates. In fiscal 2014, the Company’s effective tax rate was 34% (2013 - 31%) based on jurisdictions in which the income was earned.

16	Finance income and finance expense

Finance income and finance expense are comprised of the following:

	2014	2013
	$	$

Finance income
Interest income	148	156
Net foreign exchange gain (loss)	916	(84)
	1,064	72
Finance expense
Interest expense on bank indebtedness	682	80
Interest expense on long-term debt and obligations under finance leases	2,624	1,940

	3,306	2,020
Net finance expense	(2,242)	(1,948)

(33)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

17	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	2014	2013
	$	$

Investment in film and television programs
Direct production and new media costs	18,258	22,739
Expense of film and television programs	26,122	22,378
Write-down of investment in film and television programs	984	608
Expense of acquired library	11,151	6,313
Development expenses and other	1,982	3,055
Office and administrative	8,160	8,612
Warrant expense	–	390
Share of loss of associates	–	172
Finance expense, net	2,242	1,948
Realized gain on disposals of short-term investment and property and equipment	–	(1,419)
Investor relations and marketing	535	1,410
Professional and regulatory	5,532	3,688
Amortization of property and equipment and intangible assets	5,915	4,583
	80,881	74,477
The following sets out the components of employee benefits expense:

Salaries and employee benefits	20,818	15,010
Share-based compensation	1,588	957
Termination benefits	908	3,515
	23,314	19,482
	104,195	93,959

18	Financial instruments

a)	Credit risk

Credit risk arises from cash, restricted cash and deposits, as well as credit exposure to customers, including outstanding receivables. The Company manages credit risk on cash and restricted cash by ensuring that the counterparties are banks, governments and government agencies with high credit ratings.

The maximum exposure to credit risk for cash, restricted cash, deposits and trade and other receivables approximate the amount recorded on the consolidated balance sheets.

The balance of trade amounts receivable are mainly with Canadian broadcasters and large international distribution companies. Management manages credit risk by regularly reviewing aged accounts receivables and appropriate credit analysis. The Company has booked an allowance for doubtful accounts of approximately 4% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible. In assessing credit risk, management includes in its assessment the long-term receivables and considers what impact the long-term nature of the receivable has on credit risk. For certain arrangements with licensees, the Company is considered the agent, and only reports the revenue net of the licensor’s share. When the Company bills a third party in full where it is an agent for the licensor, the Company records an offsetting amount in accounts payable that is only payable to a licensee when the amount is collected from the third party. This reduces the risk, as the Company is only exposed to the amounts receivable related to the revenue it records.

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DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

18	Financial instruments (continued)

b)	Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt and a portion of cash bear interest at floating rates. A 1% fluctuation would have an approximate $750 to $1,000 effect on net income.

c)	Liquidity risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases and maintaining revolving credit facilities (note 11). As at June 30, 2014, the Company had cash on hand of $26,679 (2013 - $12,640).

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year to year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.

The Company obtains interim production financing to provide funds until such time as the federal and provincial film tax credits (note 6) are collected. Upon collection of the film tax credits, the related interim production financing is repaid.

d)	Currency risk

The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchases contracts to manage its foreign exchange risk on USD, GBP and Euro denominate contracts. At June 30, 2014, the Company revalued its financial instruments denominated in a foreign currency at the prevailing exchange rates. A 1% change in the USD, GBP or Euro exchange rate would have less than a $300 effect on net income and comprehensive income.

(35)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

18	Financial instruments (continued)

e)	Contractual maturity analysis for financial liabilities

		Less than	1 to 3	4 to 5	After 5
	Total	1 year	years	years	years
	$	$	$	$	$
Bank indebtedness	4,930	4,930	–	–	–
Accounts payable and accrued liabilities	61,774	61,774	–	–	–
Interim production financing	35,955	35,955	–	–	–
Long-term debt	69,941	8,319	61,622	–	–
Finance lease obligations	503	207	267	29	–
	173,103	111,185	61,889	29	–

Payments noted above do not include interest.

f)	Fair values

The carrying amounts reported on the financial statements for cash, restricted cash, accounts payable and accrued liabilities and current portion of long-term debt and obligations under finance leases all approximate their fair values due to their immediate or short-term maturities or variable interest rates. Interim production financing and bank indebtedness were renegotiated during the year ended June 30, 2013 to reflect current interest rates; therefore, management believes the carrying amounts also approximate their fair values.

The fair value of the non-current portion of long-term debt and obligations under capital leases is set out below and is estimated using discounted cash flow analyses based on discount rates that reflect current market conditions for instruments with similar terms and risks.

	2014		2013
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$	$	$	$

Foreign currency forward contracts	212	212	(99)	(99)
Long-term debt and obligations under finance leases	61,918	62,772	45,466	44,303

Fair value estimates are made at a specific point in time on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Change in assumptions and estimates could significantly affect fair values.

(36)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

18	Financial instruments (continued)

g)	Fair value hierarchy

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	valuation based on quoted prices observed in active markets for identical assets and liabilities.

Level 2 -	valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -	valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

The following table presents the financial instruments recorded at fair value in the consolidated balance sheets as at June 30, 2014, classified using the fair value hierarchy described above:

	Level 1	Level 2	Level 3
	$	$	$

Foreign currency contracts	–	212	–
Long-term investments	–	–	230

Foreign currency contracts

At June 30, 2014, the Company had notional principal of approximately $4,610 (2013 - $1,911) in contracts to sell US dollars. The carrying value of these contracts is the fair value based on exchange rates at June 30, 2014. The contracts expire at various dates between October 2, 2014 and April 30, 2015.

(37)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

19	Commitments and contingencies

Commitments

The Company has entered into various operating leases for operating premises and equipment. The future aggregate minimum payments under these operating leases are as follows:

$
Year ending June 30, 2015	3,174
2016	3,032
2017	2,330
2018	631
2019	453
beyond 2019	–

Contingencies

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company. The maximum exposure at June 30, 2014, related to the above matters is estimated at $400.

20	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties. During the year ended June 30, 2014, the Company paid total cash dividends of $4,985 (2013 - $1,535), the balance of the Company’s cash is being used to maximize ongoing development and growth effort.

The Company’s capital is summarized in the table below:

	June 30,	June 30,
	2014	2013
	$	$

Total bank indebtedness, long-term debt and obligations under finance leases	75,374	54,443
Less: Cash	(26,679)	(12,640)
Net debt	48,695	41,803
Total Shareholders’ Equity	223,349	162,875
	272,044	204,678

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

The Company has been in compliance with all debt covenants of the Senior Secured Credit Facility.

(38)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

21	Earnings per common share

a)	Basic

Basic earnings per share is calculated by dividing the net income by the weighted average number of common shares in issue during the period.

	2014	2013
	$	$

Net income	7,811	1,860
Weighted average number of common shares	111,638,240	86,873,506
Basic earnings per share	0.07	0.02

b)	Diluted

Diluted earnings per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive instruments which are convertible into common shares. The Company has two categories of potentially dilutive instruments which are convertible into common shares: stock options and warrants. For both the stock options and the warrants, a calculation is completed to determine the number of common shares that could have been acquired at fair value (determined as the average market price of the Company’s outstanding common shares for the period), based on the monetary value of the subscription rights attached to the stock options and warrants. The number of shares calculated above is compared with the number of shares that would have been issued assuming exercises of the warrants and stock options.

For the year ended June 30, 2014, the weighted average number of potentially dilutive instruments, comprised of shares issuable in respect of warrants and stock options, was 3,436,205 (year ended June 30, 2013 - 2,843,002).

	2014	2013
	$	$

Net income	7,811	1,860
Weighted average number of common shares	115,074,445	89,716,508
Diluted earnings per share	0.07	0.02

(39)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

22	Net change in other non-cash balances related to operations

	2014	2013
	$	$

Increase in amounts receivable	(6,241)	(5,039)
Increase in prepaid expenses and deposits	(1,948)	(404)
Increase in long-term amounts receivable	(2,597)	(401)
Increase (decrease) in accounts payable and accrued liabilities	10,669	(3,295)
Decrease in deferred revenue	(5,211)	(3,136)
	(5,328)	(12,275)

During the years, the Company paid and received the following:

	2014	2013
	$	$

Interest paid	3,412	3,423
Interest received	148	108
Taxes paid	663	490

23	Revenues and segmented information

The Company operates production entities and offices throughout Canada, the United States and Europe. In measuring performance, the Company does not distinguish or group its core production, distribution and merchandising operations (“Core Business”) on a geographic or any other basis. The Company determined that its subsidiary which manages copyrights, licensing and brands for third parties (“CPLG”) is a separate reportable segment and accordingly the Company has two reportable segments for disclosure purposes.

	2014			2013
		Core			Core
	CPLG	Business	Consolidated	CPLG	Business	Consolidated
	$	$	$	$	$	$

Revenues	12,176	103,955	116,131	7,600	89,663	97,263
Direct production cost and expenses, general and administrative expenses[1]	11,785	78,029	89,814	8,713	74,603	83,316
Segment profit (loss)	391	25,926	26,317	(1,113)	15,060	13,947
Amortization			5,915			4,583
Finance expense, net			2,242			1,948
Acquisition costs			3,258			1,696
Other expense, net			2,966			2,416
Income before income taxes			11,936			3,304

1 CPLG expenses include one-time severance and workforce harmonization costs of $nil for the year ended June 30, 2014 (2013 - $854).

(40)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

23	Revenues and segmented information (continued)

The following table presents further details on revenue derived from the following areas:

	2014	2013
	$	$
Core Business
Production revenue	23,466	17,442
Distribution revenue	40,886	24,573
Producer and service fee revenue	18,363	20,852
Merchandising and licensing and other revenue	21,240	26,796
	103,955	89,663
CPLG	12,176	7,600
	116,131	97,263

Of the Company’s $116,131 in revenues for the year ended June 30, 2014 (2013 - $97,263), $75,181 was attributable to the Company’s entities based in Canada (2013 - $59,599), $13,916 (2013 - $25,664) was attributable to the Company’s entities based in the USA and $27,034 (2013 - $12,000) was attributable to the Companies entities based outside of Canada and the USA.

As at June 30, 2014, the following non-current assets were attributable to the Company’s entities based in the USA: $266 of property and equipment, $471 of intangible assets, and $657 of goodwill (2013 - $728, $392, $656, respectively). As at June 30, 2014, the following non-current assets were attributable to the Company’s entities based outside of Canada and the USA: $787 of property and equipment, $14,573 of intangible assets, and $5,012 of goodwill (2013 - $562, $11,135, $nil, respectively). All other non-current assets were attributable to the Company’s entities based in Canada.

At June 30, 2014, the following non-current assets were attributable to CPLG, $787 of property and equipment and $11,556 of intangible assets (2013 - $554 and $11,135).

24	Accumulated other comprehensive income (loss)

As at June 30, 2014 and June 30, 2013, accumulated other comprehensive loss was comprised of cumulative translation adjustments of $1,203 and $2,800 respectively.

25	Subsequent events

a)	On July 31, 2014, the Company acquired all of the outstanding shares of a newly formed company, holding substantially all the assets and select liabilities comprising the business of the Family Channel Business for cash consideration of $170,000, subject to customary working capital adjustments. The principal assets of the Family Channel Business are the Canadian broadcast licenses for Family Channel, Disney Junior (English), Disney Junior (French), and Disney XD.

A new division within the Company comprised of these four television channels has been formed and will be called DHX Television.

(41)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

25	Subsequent events (continued)

As of July 31, 2014, the unaudited book value of the net assets acquired was as follows:

$
Assets
Cash	6,197
Amounts receivable	11,043
Prepaid expenses and other assets	13,738
Program exhibition rights	15,541
Investment in film and television programs	371
Property and equipment	259
Deferred income taxes	182
47,331
Liabilities
Accounts payable and accrued liabilities	13,802
Net assets acquired	33,529

The Company is in the process of completing the accounting for the business combination, including a detailed assessment of the fair value of the identifiable net assets acquired; accordingly, the purchase price allocation has not been completed, the results of which are expected to result in changes to the above-noted assets and liabilities to reflect the fair values and it is also expected to result in a significant portion of the $170,000 purchase price being recognized as intangibles for Canadian broadcast licenses and goodwill, neither of which will be amortized.

The goodwill expected to arise from the acquisition is not expected to be deductible for income tax purposes and is attributable to the acquired workforce and economies of scale expected from combining operations of the Company and the Family Channel Business.

In fiscal 2014, acquisition related costs of $277 were expensed and it is expected that further acquisition related costs will be incurred and expensed in fiscal 2015. These acquisition related costs include amounts incurred to effect the transaction, such as professional fees paid to lawyers and consultants.

As part of the CRTC decision approving the transaction, the Company is required to contribute $17,313 to provide tangible benefits to the Canadian broadcasting system over the next seven years. The contributions will be used for on-screen benefit initiatives such as licensing and production of original English-language programming of national interest, partnerships with public broadcasters and Aboriginal Peoples Television Network (APTN) to co-fund programming, subject to the demand and interest of the public broadcasters and APTN, digital media initiatives associated with productions created under the initiatives set out above, and creation of a Family and Children’s Development Fund, and social benefits such as regional opportunities and training in script writing for children’s programming. The obligation will be recorded in the income statement at fair value on the date of acquisition, being the sum of the discounted future net cash flows.

(42)

DHX Media Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

25	Subsequent events (continued)

b)	Concurrently with the closing of the acquisition of the Family Channel Business, the Company entered into an Amended and Restated Senior Secured Credit Agreement (the “Amended Senior Secured Credit Agreement”) with a syndicate of lenders, which amends the terms of the Senior Secured Credit Facilities described in note 11. The Amended Senior Secured Credit Agreement provides for a revolving facility (the “Amended Revolving Facility”) of up to $30,000 and a term facility (the “Amended Term Facility”) of up to $235,000.

The Amended Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD LIBOR, €EUR LIBOR and/or £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% - 4.50%.

The Amended Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to 4.50%. The Amended Term Facility matures on July 31, 2019 and is repayable in annual amortization payments (expressed as a percentage of the initial principal amount of the Amended Term Facility) of 10% annually, payable in equal quarterly installments on the last day of each quarter, commencing with the first full financial quarter, with the remaining amount due on maturity.

All amounts borrowed pursuant to the Amended Senior Secured Credit Facility are guaranteed by the Company and certain of its subsidiaries (the “Amended Guarantor”), with certain of the Company’s subsidiaries providing a first priority security interest in respect of all of their capital stock in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Amended Guarantor.

Pursuant to entering into the Amended Senior Secured Credit Facility, the Leverage Ratio (note 11(c)), with which the Company must comply, has been amended such that the Company must initially maintain its Leverage Ratio at less than 4.5 times, incrementally declining to less than 2.5 times by June 2017.

c)	On August 5, 2014, the Company entered into an agreement with CIBC Commercial Banking to provide a $20,000 demand revolving loan, available by way of an unlimited number of individual loans (the “Segment Loans”) made to finance production expenses related to eligible productions (the “Eligible Productions”). The Segment Loans may be drawn down in either Canadian dollars or US dollars and bear interest of $CDN prime plus 0.75% or $USD base rate plus 0.75%, respectively. Each Segment Loan is secured by the tangible and intangible assets of each Eligible Production, assignment and direction of production financing contracts and tax credits and a subordinated, unsecured guarantee from DHX Media Ltd.

d)	Subsequent to June 30, 2014, 153,750 options were exercised by an employee and directors to acquire common shares for proceeds of $144, and the Company granted options to officers and employees to acquire common shares at an exercise price of $7.13 per share, expiring five years from the date of grant.

(43)